Exhibit 99.1

Lufax Reports First Quarter 2023 Financial Results

SHANGHAI, May 22, 2023 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

•	Total income was RMB10,078 million (US$1,467 million) in the first quarter of 2023, compared to RMB17,316 million in the same period of 2022, representing a decrease of 41.8%.

•	Net profit was RMB732 million (US$107 million) in the first quarter of 2023, compared to RMB5,290 million in the same period of 2022 and a net loss of RMB806 million in the fourth quarter of 2022.

(In millions except percentages, unaudited)	Three Months Ended March 31,
	2022	2023		YoY
	RMB	RMB	USD
Total income	17,316	10,078	1,467	(41.8%)
Total expenses	(10,163)	(8,964)	(1,305)	(11.8%)
Total expenses excluding credit impairment losses, finance costs and other (gains)/losses	(7,247)	(5,685)	(828)	(21.5%)
Credit impairment losses, finance costs and other (gains)/losses	(2,916)	(3,278)	(477)	12.4%
Net profit	5,290	732	107	(86.2%)

First Quarter 2023 Operational Highlights

•	Outstanding balance of loans enabled was RMB495.2 billion as of March 31, 2023, compared to RMB676.3 billion as of March 31, 2022, representing a decrease of 26.8%.

•	Cumulative number of borrowers increased by 9.0% to approximately 19.4 million as of March 31, 2023 from approximately 17.8 million as of March 31, 2022.

•	New loans enabled were RMB57.0 billion in the first quarter of 2023, compared to RMB164.3 billion in the same period of 2022, representing a decrease of 65.3%.

•	During the first quarter of 2023, excluding the consumer finance subsidiary, the Company bore risk on 22.6% of its new loans enabled, up from 20.4% in the same period of 2022.

•

As of March 31, 2023, including its consumer finance subsidiary, the Company bore risk on 24.5% of its outstanding balance, up from 19.4% as of March 31, 2022. Credit enhancement partners bore risk on 72.0% of outstanding balance, among which Ping An P&C accounted for a majority.

•	For the first quarter of 2023, the Company’s retail credit enablement business take rate[1] based on loan balance was 7.3%, as compared to 9.7% for the first quarter of 2022.

•

The C-M3 flow rate[2] for the total loans the Company had enabled was 1.0% in the first quarter of 2023, remaining unchanged from the fourth quarter of 2022. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.2% and 0.5%, respectively, in the first quarter of 2023, as compared to 1.1% and 0.6%, respectively, in the fourth quarter of 2022.

•

The days past due (“DPD”) 30+ delinquency rate[3] for the total loans the Company had enabled was 5.7% as of March 31, 2023, as compared to 4.6% as of December 31, 2022. The DPD 30+ delinquency rate for general unsecured loans was 6.4% as of March 31, 2023, as compared to 5.2% as of December 31, 2022. The DPD 30+ delinquency rate for secured loans was 3.2% as of March 31, 2023, as compared to 2.6% as of December 31, 2022.

•

The DPD 90+ delinquency rate[4] for the total loans the Company had enabled was 3.3% as of March 31, 2023, as compared to 2.6% as of December 31, 2022. The DPD 90+ delinquency rate for general unsecured loans was 3.7% as of March 31, 2023, as compared to 3.0% as of December 31, 2022. The DPD 90+ delinquency rate for secured loans was 1.9% as of March 31, 2023, as compared to 1.2% as of December 31, 2022.

Mr. YongSuk Cho, Chairman and Chief Executive Officer of Lufax, commented, “Challenging economic and operating environments continued to impact our industry and our core SBO customers during the first quarter. Nevertheless, we observed some macro-level green shoots of recovery that leave us cautiously optimistic. Our own U-shaped recovery is also taking shape, with credit rating mix and credit quality for new loans improving, and our projections showing that credit charge-offs for risk-bearing loans will gradually decline in the second half of the year. Furthermore, our new loan growth became more concentrated in economically resilient geographies, creating a strong foundation for our future. To bolster this foundation, we enhanced our business model and increased our efficiencies by deploying new technology and optimizing our direct sales force. Meanwhile, we made promising progress in preparing our funding partners to utilize the model under which we provide the entire guarantee. Looking ahead, we will prioritize increasing the proportion of risk-bearing on new loans we enable. At the same time, we will better meet customer needs by further diversifying and cross-selling our products while continuing to augment our initiatives to recover past credit losses. Boosted by these efforts, a promising macro outlook, our Hong Kong listing, and the stable regulatory environment, we remain confident in our business model and that our U-shaped recovery is on track.”

[1]

The take rate of retail credit enablement business is calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period.

[2]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from the flow rate calculation.

[3]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from consumer finance subsidiary are excluded from the calculation.

[4]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from consumer finance subsidiary are excluded from the calculation.

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “Continuing macro headwinds impacted our performance during the first quarter. Responding to these challenges, we remained focused on executing our strategy of prioritizing higher-quality SBOs concentrated in more economically resilient geographies. As a result, the proportion of new unsecured loans enabled to R1 to R3 customers increased to 82%, average ticket size has grown, and the contribution from top- and middle-third regions reached 80%. While our retail credit model experienced a challenging quarter, our consumer finance business saw healthy growth, as the total outstanding balance of consumer finance loans grew to RMB29.6 billion. Furthermore, we continued implementing our shifting credit enhancement arrangements, helping to alleviate compressed take rates and increasing our risk-bearing by balance to 24.5% as of the end of first quarter. In addition, our SBO ecosystem has maintained its development momentum, with our value-added services platform, LuDianTong, reaching approximately 1.9 million registered customers. Looking ahead, we are cautiously optimistic for our U-shaped recovery, while being fully cognizant of the unevenness of the economic recovery.”

Mr. David Choy, Chief Financial Officer of Lufax, commented, “Facing a challenging macro backdrop, we continued to enhance our business model and prudently optimize our expenses. Driven by these initiatives, we reduced our operating-related expenses by 22.8% on a year-over-year basis, and recorded a net profit of RMB732 million during the first quarter. On April 14, 2023, we successfully completed our listing in Hong Kong, widening our investor base and delivering more value for our shareholders. Our balance sheet remains solid, with our cash at bank balance increasing year over year to RMB51.3 billion. Furthermore, the leverage ratio for our guarantee subsidiary was 1.7x as of the end of the first quarter, well below the regulatory limit of 10x. In addition, liquid assets[5] maturing in 90 days or less amounted to RMB40.2 billion as of the end of March 2023.While uncertainties remain in the macro environment, we remain confident in the resilience of our business model and our ability to deliver sustainable value and long-term growth for our shareholders.”

First Quarter 2023 Financial Results

TOTAL INCOME

Total income was RMB10,078 million (US$1,467 million) in the first quarter of 2023, compared to RMB17,316 million in the same period of 2022, representing a decrease of 41.8%.

	Three Months Ended March 31,
(In millions except percentages, unaudited)	2022		2023		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	9,292	53.7%	5,010	49.7%	(46.1%)
Net interest income	4,984	28.8%	3,349	33.2%	(32.8%)
Guarantee income	1,902	11.0%	1,417	14.1%	(25.5%)
Other income	704	4.1%	227	2.3%	(67.7%)
Investment income	435	2.5%	75	0.7%	(82.8%)
Share of net profits of investments accounted for using the equity method	(0)	(0)	(0)	(0)	15.6%
Total income	17,316	100.0%	10,078	100.0%	(41.8%)

•

Technology platform-based income was RMB5,010 million (US$730 million) in the first quarter of 2023, compared to RMB9,292 million in the same period of 2022, representing a decrease of 46.1%, due to 1) the decrease of retail credit service fees driven by the decrease in new loan sales and a lower take rate, and 2) the decrease of referral and other technology platform-based income driven by the decrease in transaction volume.

[5]	The liquid assets consist of Cash at bank, Financial assets at amortized cost and Financial assets at fair value through profit or loss with a maturity of 90 days or less as of March 31, 2023.

•

Net interest income was RMB3,349 million (US$488 million) in the first quarter of 2023, compared to RMB4,984 million in the same period of 2022, representing a decrease of 32.8%, mainly due to the decrease in new loan sales and a lower take rate, partly offset by the increase of net interest income from the Company’s consumer finance business.

•

Guarantee income was RMB1,417 million (US$206 million) in the first quarter of 2023, compared to RMB1,902 million in the same period of 2022, representing a decrease of 25.5%, primarily due to the decrease in loan balance and a lower fee rate.

•

Other income was RMB227 million (US$33 million) in the first quarter of 2023, compared to RMB704 million in the same period of 2022, mainly due to the decrease of fee structure that the Company charged to its primary credit enhancement partner.

•

Investment income was RMB75 million (US$11 million) in the first quarter of 2023, compared to RMB435 million in the same period of 2022, mainly due to the decrease of fair value of risk assets and investment assets.

TOTAL EXPENSES

Total expenses decreased by 11.8% to RMB8,964 million (US$1,305 million) in the first quarter of 2023 from RMB10,163 million in the same period of 2022. This decrease was mainly driven by sales and marketing expenses, as sales and marketing expenses decreased by 32.4% to RMB3,030 million (US$441 million) in the first quarter of 2023 from RMB4,484 million in the same period of 2022. Total expenses excluding credit impairment losses, finance costs and other (gains)/losses decreased by 21.5% to RMB5,685 million (US$828 million) in the first quarter of 2023 from RMB7,247 million in the same period of 2022.

	Three Months Ended March 31,
(In millions except percentages, unaudited)	2022		2023		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	4,484	25.9%	3,030	30.1%	(32.4%)
General and administrative expenses	726	4.2%	756	7.5%	4.2%
Operation and servicing expenses	1,590	9.2%	1,558	15.5%	(2.0%)
Technology and analytics expenses	448	2.6%	341	3.4%	(23.8%)
Credit impairment losses	2,824	16.3%	3,132	31.1%	10.9%
Finance costs	211	1.2%	189	1.9%	(10.5%)
Other (gains)/losses - net	(118)	(0.7%)	(42)	(0.4%)	(64.1%)
Total expenses	10,163	58.7%	8,964	88.9%	(11.8%)

•

Sales and marketing expenses decreased by 32.4% to RMB3,030 million (US$441 million) in the first quarter of 2023 from RMB4,484 million in the same period of 2022. The decrease was mainly due to 1) reductions in commissions driven by decreased new loan sales, 2) decreased investor acquisition and retention expenses and referral expenses from platform service driven by decreased transaction volume, and 3) decreased general sales and marketing expenses driven by the decrease in new loan sales.

•

General and administrative expenses increased by 4.2% to RMB756 million (US$110 million) in the first quarter of 2023 from RMB726 million in the same period of 2022, mainly due to resilient fixed costs that are less impacted by decreased loan volume.

•

Operation and servicing expenses decreased by 2.0% to RMB1,558 million (US$227 million) in the first quarter of 2023 from RMB1,590 million in the same period of 2022, primarily due to the Company’s expense control measures and decrease of loan balance and new loan sales.

•

Technology and analytics expenses decreased by 23.8% to RMB341 million (US$50 million) in the first quarter of 2023 from RMB448 million in the same period of 2022 as a result of the Company’s improved efficiency.

•

Credit impairment losses were RMB3,132 million (US$456 million) in the first quarter of 2023, compared to RMB2,824 million in the same period of 2022, representing an increase of 10.9%, mainly driven by the increase of indemnity losses as a result of worsening credit performance due in large part to the challenging macroeconomic environment, partly offset by the decrease in provision driven by the decreased loan balance.

•

Finance costs decreased by 10.5% to RMB189 million (US$27 million) in the first quarter of 2023 from RMB211 million in the same period of 2022, mainly due to the increase of interest income from bank deposits, partly offset by the increase of interest expenses driven by increased interest rates.

NET PROFIT

Net profit was RMB732 million (US$107 million) in the first quarter of 2023, compared to RMB5,290 million in the same period of 2022, as a result of the aforementioned factors.

EARNINGS PER ADS

Basic and diluted earnings per American depositary share (“ADS”) were both RMB0.30 (US$0.04) in the first quarter of 2023. Each two ADSs represents one ordinary share (“Share”).

BALANCE SHEET

The Company had RMB51,303 million (US$7,470 million) in cash at bank as of March 31, 2023, as compared to RMB43,882 million as of December 31, 2022. Net assets of the Company amounted to RMB94,968 million (US$13,828 million) as of March 31, 2023, as compared to RMB94,787 million as of December 31, 2022.

Recent Developments

Successful Listing on the Main Board of The Stock Exchange of Hong Kong

On April 14, 2023, the Company announced that it had successfully listed, by way of introduction, its Shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEX”). The Shares are traded on the Main Board of the HKEX under the stock code “6623” in board lots of 100 Shares, and the stock short name is “LUFAX”. The Company’s ADSs will continue to be listed and traded on the New York Stock Exchange (the “NYSE”). The Shares listed on the Main Board of the HKEX are fully fungible with the Shares underlying the ADSs listed on the NYSE.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Monday, May 22, 2023 (9:00 A.M. Beijing Time on Tuesday, May 23, 2023) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a participant dial-in number, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://www.netroadshow.com/events/login?show=518734ce&confId=51041

A replay of the conference call will be accessible through May 29, 2023 (dial-in numbers: +1 (866) 813-9403 or +1 (929) 458-6194; replay access code: 728031). A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with over 550 financial institutions in China, many of which have worked with the Company for over three years. These financial institutions provide funding and credit enhancement for the loans the Company enables as well as other products to enrich the small business owner ecosystem that the Company is creating.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the rate in effect as of March 31, 2023, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Technology platform-based income	9,292,015	5,010,373	729,567
Net interest income	4,983,561	3,348,630	487,598
Guarantee income	1,902,334	1,416,759	206,296
Other income	703,575	227,462	33,121
Investment income	434,988	74,964	10,916
Share of net profits of investments accounted for using the equity method	(377)	(436)	(63)

Total income	17,316,096	10,077,752	1,467,435

Sales and marketing expenses	(4,483,896)	(3,030,053)	(441,210)
General and administrative expenses	(725,541)	(756,071)	(110,092)
Operation and servicing expenses	(1,589,827)	(1,557,889)	(226,846)
Technology and analytics expenses	(447,883)	(341,485)	(49,724)
Credit impairment losses	(2,823,516)	(3,131,800)	(456,025)
Asset impairment losses	—	—	—
Finance costs	(210,792)	(188,639)	(27,468)
Other gains/(losses) - net	118,027	42,412	6,176

Total expenses	(10,163,428)	(8,963,525)	(1,305,189)

Profit before income tax expenses	7,152,668	1,114,227	162,244
Income tax expenses	(1,862,787)	(381,857)	(55,603)

Net profit for the period	5,289,881	732,370	106,641

Net profit/(loss) attributable to:
Owners of the Group	5,278,942	671,976	97,847
Non-controlling interests	10,939	60,394	8,794

Net profit for the period	5,289,881	732,370	106,641

Earnings per share
-Basic earnings per share	4.62	0.59	0.09

-Diluted earnings per share	4.28	0.59	0.09

-Basic earnings per ADS	2.31	0.30	0.04

-Diluted earnings per ADS	2.14	0.30	0.04

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	USD
Assets
Cash at bank	43,882,127	51,302,600	7,470,237
Restricted cash	26,508,631	33,190,408	4,832,898
Financial assets at fair value through profit or loss	29,089,447	23,448,114	3,414,310
Financial assets at amortized cost	4,716,448	3,672,972	534,826
Accounts and other receivables and contract assets	15,758,135	12,870,940	1,874,154
Loans to customers	211,446,645	183,686,063	26,746,762
Deferred tax assets	4,990,352	5,063,906	737,362
Property and equipment	322,499	288,858	42,061
Investments accounted for using the equity method	39,271	38,836	5,655
Intangible assets	885,056	881,797	128,400
Right-of-use assets	754,010	683,196	99,481
Goodwill	8,911,445	8,911,445	1,297,607
Other assets	1,958,741	1,557,575	226,800

Total assets	349,262,807	325,596,710	47,410,553

Liabilities
Payable to platform users	1,569,367	1,354,766	197,269
Borrowings	36,915,513	37,556,566	5,468,660
Bond payable	2,143,348	2,151,587	313,295
Current income tax liabilities	1,987,443	1,441,103	209,841
Accounts and other payables and contract liabilities	12,198,654	8,477,813	1,234,465
Payable to investors of consolidated structured entities	177,147,726	157,456,208	22,927,399
Financing guarantee liabilities	5,763,369	5,449,366	793,489
Deferred tax liabilities	694,090	749,871	109,190
Lease liabilities	748,807	688,102	100,195
Convertible promissory note payable	5,164,139	5,176,567	753,767
Optionally convertible promissory notes	8,142,908	8,165,547	1,188,996
Other liabilities	2,000,768	1,960,884	285,527

Total liabilities	254,476,132	230,628,380	33,582,093

Equity
Share capital	75	75	11
Share premium	32,073,874	31,284,284	4,555,345
Treasury shares	(5,642,769)	(5,642,769)	(821,651)
Other reserves	2,158,432	2,396,849	349,008
Retained earnings	64,600,234	65,272,210	9,504,370

Total equity attributable to owners of the Company	93,189,846	93,310,649	13,587,083

Non-controlling interests	1,596,829	1,657,681	241,377

Total equity	94,786,675	94,968,330	13,828,460

Total liabilities and equity	349,262,807	325,596,710	47,410,553

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Net cash generated from/(used in) operating activities	(1,702,222)	3,286,049	478,486
Net cash generated from/(used in) investing activities	6,895,061	2,174,740	316,667
Net cash generated from/(used in) financing activities	(725,147)	(2,777,226)	(404,395)
Effects of exchange rate changes on cash and cash equivalents	(22,177)	33,680	4,904

Net increase/(decrease) in cash and cash equivalents	4,445,515	2,717,243	395,661
Cash and cash equivalents at the beginning of the period	26,496,310	29,537,511	4,300,995

Cash and cash equivalents at the end of the period	30,941,825	32,254,754	4,696,656